Exhibit 99.3

N E W S R E L E A S E

Siyata Mobile Reports Fourth Quarter and Full Year 2024 Financial Results

Company to highlight Core Gaming AI growth strategy online on April 3 at VirtualInvestorConferences.com

Vancouver, BC – March 31, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced its financial results for the three and 12 months ended December 31, 2024.

In light of the recently announced signing of a definitive merger agreement with Core Gaming, Inc. (“Core Gaming”), the Company will not host a conference call to discuss its Q4 and full-year 2024 financial results. Instead, the Company encourages current and prospective investors to join the AI & Technology Virtual Investor Conference on April 3, 2025, where Aitan Zacharin, CEO of Core Gaming, will present Core Gaming’s growth strategy. The event will be hosted by VirtualInvestorConferences.com.

Marc Seelenfreund, CEO of Siyata, said, “As we move closer to finalizing our pending merger with Core Gaming, we are confident this strategic combination will unlock new growth opportunities, enhance value for Siyata shareholders and position the combined company for long-term success. Our teams are working diligently to effect the merger, and our goal is to complete it in the second quarter of 2025.”

Key financial highlights for the fourth quarter of 2024

●	Revenues of $1.5 million compared to $1.9 million in the year ago period.
●	Net loss was $8.9 million as compared to a net loss of $3.9 million in the year ago period.
●	Adjusted EBITDA was ($5.6 million) versus ($2.3 million) in the year ago period.

Key financial highlights for the full year 2024:

●	Revenues of $11.6 million, up 41% compared to $8.2 million in 2023.
●	Net loss was $25.3 million as compared to a net loss of $12.9 million in 2023.
●	Adjusted EBITDA was ($14.3 million) versus ($7.8 million) in 2023.

Liquidity and Capital Resources

As of December 31, 2024, the Company had a cash balance of $0.2 million compared to $0.9 million as of December 31, 2023.

AI & Technology Virtual Investor Conference Details:

●	Date: Thursday, April 3, 2025
●	Time: 10:30 am Eastern time
●	Registration Link: Register Here

This will be an online event where investors are invited to submit their questions in advance. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that online investors pre-register and run the online system check to expedite participation and receive event updates.

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

About Core Gaming

Core Gaming is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core’s mission is to be the leading global AI driven gaming company. Since our launch we have developed and co-developed over 2,000 games, driven over 600 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

— Tables Follow —

Siyata Mobile Inc.

Condensed Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	December 31, 2024	December 31, 2023
ASSETS
Current
Cash	181,730	898,771
Trade and other receivables	1,404,180	1,181,257
Prepaid expenses	119,802	29,673
Inventory	3,942,896	3,544,519
Advance to suppliers	33,672	1,048,227
	5,682,280	6,702,447
Long term deposit	181,584	147,100
Right of use assets, net	582,485	630,793
Equipment, net	157,820	175,335
Intangible assets, net	8,285,036	7,856,730
Total Assets	14,889,205	15,512,405

Liabilities And Shareholders’ Equity
Current
Loans from Financial Institutions	2,077,290	89,298
Sales of future receipts	1,688,435	1,467,899
Accounts payable and accrued liabilities	5,497,957	3,451,128
Lease obligations	296,366	254,668
Warrant and preferred share liability	1,069,513	156,433
	10,629,561	5,419,426
Lease obligations	338,373	385,639
	338,373	385,639
Total liabilities	10,967,934	5,805,065
Shareholders’ Equity
Share capital	104,916,071	85,714,727
Reserves	14,927,501	14,644,200
Accumulated other comprehensive loss	98,870	98,870
Deficit	(116,021,171)	(90,750,457)
	3,921,271	9,707,340
Total Liabilities And Shareholders’ Equity	14,889,205	15,512,405

Siyata Mobile Inc.

Consolidated Statement of Operation and Comprehensive Income (Loss)

For the three months ended

	December 31, 2024	December 31, 2023

Revenue	$1,518,150	$1,877,557
Cost Of Sales	(2,139,007)	(1,010,732)
Gross Profit	(620,857)	866,825
	-40.9%	46.2%
Expenses
Amortization And Depreciation	417,659	446,318
Development Expenses	295,270	405,254
Selling And Marketing	1,010,061	1,630,066
Equity promotion and marketing	1,580,077	242,000
Inventory loss (income) from water damage	-	(49,272)
General And Administrative	1,621,376	1,115,918
Bad Debts (Recovered)	(20,064)	20,866
Inventory Impairment	230,312	(161,450)
Impairment of intangibles	279,828	-
Share-Based Payments	27,733	156,959
Total Operating Expenses	5,442,252	3,806,659

Net Operating Loss	(6,063,109)	(2,939,834)

Other Expenses
Finance Expense	1,291,593	732,782
Loss on issuance	138,118	-
Impairment of Investment	1,300,000	-
Foreign exchange	45,766	139,236
Change in fair value of warrant liability	1,989	1,517,389
Transaction Costs	82,670	(1,462,236)
Total Other Expenses	2,860,136	927,171
Net Loss For The Period	$(8,923,245)	$(3,867,005)

Comprehensive Loss For The Period	(8,923,245)	(3,867,005)

Weighted average shares	481,167	2,574
Basic and diluted loss per share	(18.55)	(1,502.33)

Siyata Mobile Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and 12 months ended December 31, 2024 and 2023

	2024	2023	2022

Revenue	$11,629,572	$8,233,301	$6,481,910
Cost of sales	(9,487,165)	(5,575,372)	(5,092,011)
Gross profit	2,142,407	2,657,929	1,389,899
EXPENSES
Amortization and depreciation	1,679,839	1,754,957	1,142,165
Development expenses	625,023	578,356	339,828
Selling and marketing	4,480,013	4,364,994	4,508,901
General and administrative	4,859,690	5,128,814	6,942,183
Equity promotion and marketing	5,920,239	1,371,200	707,241
(Gain) loss on valuation of inventory	230,312	(161,450)	813,205
Loss (income) from water damage	-	(834,713)	544,967
Bad debts	6,926	47,526	86,103
Impairment of intangibles	279,828	-	-
Share-based payments	283,301	930,564	2,888,704
Total operating expenses	18,365,171	13,180,248	17,973,297
Net operating loss	(16,222,764)	(10,522,319)	(16,583,398)

OTHER EXPENSES
Finance expense	3,541,594	841,815	181,413
Loss on issuance	6,267,400	-	-
Loss on extinguishment of financial liability	601,163	-	-
Impairment of Investment	1,300,000	-	-
Foreign exchange	8,523	(49,258)	586,794
Change in preferred share liability	(386,022)	-	-
Gain on settlement of derivative	(3,723,827)	-	-
Change in fair value of convertible promissory note	-	-	4,794,710
Change in fair value of warrant liability	(48,681)	1,517,389	(8,245,662)
Transaction costs	1,487,800	99,529	1,398,598
Total other expenses	9,047,950	2,409,475	(1,284,147)
Recovery of income taxes		-	-
Net loss for the year	(25,270,714)	(12,931,794)	(15,299,251)
Other comprehensive income
Translation adjustment	-	-	137,609
Comprehensive loss for the year	$(25,270,714)	$(12,931,794)	$(15,161,642)

Weighted average shares	163,397	1,270	166
Basic and diluted loss per share	$(154.66)	$(10,183)	$(92,164)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three and 12 months ended December 31, 2024 and 2023

	Three Months Ended		12 Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net Operating Loss	(6,063,109)	(2,937,834)	(16,222,764)	(10,522,319)

Addback
Amortization and depreciation	417,659	446,318	1,679,839	1,754,957
Share based compensation	27,733	156,959	283,301	930,564

Adjusted EBITDA	(5,617,717)	(2,334,557)	(14,259,624)	(7,836,798)

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